

Q4 2016 SUPPLEMENTAL

TABLE OF CONTENTS

Forward looking statements and risk factors:

This Supplemental Information and other materials we have filed or may file with the Securities and Exchange Commission, as well as information included in oral statements made, or to be made, by our senior management contain certain "forward-looking" statements as that term is defined by the Private Securities Litigation Reform Act of 1995. All statements regarding our expected future financial position, results of operations, cash flows, funds from operations, continued performance improvements, ability to service and refinance our debt obligations, ability to finance growth opportunities, and similar statements including, without limitations, those containing words such as "may," "will," "believes," anticipates," "expects," "intends," "estimates," "plans," and other similar expressions are forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results in future periods to differ materially from those projected or contemplated in the forward-looking. Such risks and uncertainties include, among other things, the risks which are described under the heading "Risk Factors" in Item 1A in our Form 10-K for the year ended December 31, 2016. In this Supplemental Information, we refer to non-GAAP financial measures. These non-GAAP measures are not prepared in accordance with generally accepted accounting principles. A reconciliation of the non-GAAP financial measures to the most directly comparable GAAP measures is included in this presentation. Throughout this presentation, certain abbreviations and acronyms are used to simplify the format. A list of definitions is provided at the end of this presentation to clarify the meaning of any reference that may be ambiguous. Unless otherwise noted, all amounts are unaudited and are as of or for the year ended December 31, 2016.

Timber Ridge at Talus, Operated by Life Care Services in Issaquah, WA

OVERVIEW

NATIONAL HEALTH INVESTORS, INC. (NYSE: NHI), is a real estate investment trust specializing in sale-leaseback, joint-venture, mortgage and mezzanine financing of need-driven and discretionary senior housing and medical investments. NHI's portfolio consists of independent, assisted and memory care communities, entrance-fee retirement communities, skilled nursing facilities, medical office buildings and specialty hospitals.

HIGHLIGHTS

- Diversified portfolio of exceptional healthcare properties
- Conservatively managed balance sheet
- Industry leading FFO growth
- Strong growing dividend with low payout ratio



PARTNERS[1]

NHC, 16%
Ensign, 8%
Brookdale, 2%
Quorum, 1%
LTC, 1%
Holiday, 15%
SLC, 16%
Bickford, 14%
Other, 12%
HSM, 3%
LCS, 3%
SLM, 3%
East Lake, 4%
Small, 2%

Regional 51%   Small 6%
Public 28%   National Private Chain 15%



ASSETS[1]

REIT Dividends & Other, 2%
Skilled, 30%
Hospital & MOB, 3%
Entrance-Fee, 20%
Independent Living, 16%
Assisted Living, 23%
Senior Living Campus, 6%

Sr. Hsng. Need-Driven 29%
Sr. Hsng. Discretionary 36%   Medical 33%

[1]Based on annualized cash revenue of $237,020,000 for contracts in place at December 31, 2016



AS OF DEC. 31, 2016

Senior Housing 129
Skilled Nursing 71
Hospital 3
Medical Office 2

205 Properties

32 Operating Partners

32 States

SUMMARY INFORMATION
(dollar and share amounts in thousands)

	Quarter Ended / As Of				
	Q4 2016	Q3 2016	Q2 2016	Q1 2016	Q4 2015
Balance Sheet Data[1]					
Gross cost of real estate assets	$ 2,472,854	$ 2,393,676	$ 2,348,021	$ 2,113,873	$ 2,095,866
Total assets	2,403,633	2,387,770	2,335,454	2,159,234	2,133,218
Total liabilities	1,194,043	1,180,780	1,156,811	1,019,545	990,758
Total noncontrolling interests	—	—	9,072	9,117	9,168
Total stockholder's equity attributable to NHI	1,209,590	1,206,990	1,169,571	1,130,572	1,133,292
Operating Data					
Total revenue	$ 65,027	$ 63,251	$ 61,204	$ 59,018	$ 58,703
Rental revenue - GAAP	61,019	59,272	57,028	55,074	54,824
Straight-line rents	5,615	6,000	5,297	5,286	6,131
Rental revenue - Cash	55,404	53,272	51,731	49,788	48,693
Adjusted EBITDA	62,257	60,303[4]	58,796	55,693	55,124
Interest expense	11,364	10,816	10,666	10,262	10,158
General & administrative expense	2,554	2,170	2,120	2,929	2,469
Funds from operations per diluted common share	1.43	1.21	1.45	1.16	1.80
Normalized FFO per diluted common share	1.27	1.23	1.22	1.16	1.17
Normalized AFFO per diluted common share	1.15	1.10	1.10	1.04	1.03
Regular dividends declared per common share	0.90	0.90	0.90	0.90	0.85
Capitalization[1]					
Common shares outstanding at end of each period	39,848	39,848	39,155	38,404	38,397
Market value of equity at end of each period	$ 2,955,526	$ 3,127,271	$ 2,940,149	$ 2,554,634	$ 2,337,225
Total debt	1,115,981	1,086,018	1,072,835	937,138	914,443
Net debt	1,111,149	1,081,821	1,068,959	908,330	901,157
Total market capitalization, including net debt	4,066,675	4,209,092	4,009,108	3,462,964	3,238,382
Ratios[1]					
Interest coverage ratio	5.5x	5.6x	5.5x	5.4x	5.4x
Fixed charge coverage ratio	5.8x	5.8x	5.8x	5.7x	6.1x
Net debt to adjusted EBITDA (annualized)[2]	4.4x	4.4x	4.4x	4.1x	4.1x
Dividend payout ratio for normalized FFO	70.9%	73.2%	73.8%	77.6%	72.6%
Dividend payout ratio for normalized AFFO	78.3%	81.8%	81.8%	86.5%	82.5%
Net debt as a percentage of market capitalization	27.3%	25.7%	26.7%	26.2%	27.8%
Secured debt as a percentage of net debt	11.2%	11.5%	11.6%	13.7%	13.8%
Portfolio Statistics					
Number of properties	205	206	202	190	189
RIDEA average occupancy	N/A[3]	87.0%	88.7%	88.8%	87.8%
RIDEA EBITDARM	N/A[3]	7,121	7,857	7,397	6,805

[1]All periods presented reflect the adoption of ASU 2015-03 which described in Note 15 of our consolidated financial statements for the year ended December 31, 2016
[2]See Reconciliations on page 17 for further information regarding our calculation of Adjusted EBITDA on an annualized basis.
[3]As previously disclosed, on September 30, 2016 NHI entered into a definitive agreement to terminate the RIDEA joint venture with Bickford Senior Living
[4]Adjusted for deferred tax reversal

PERFORMANCE

Normalized FFO / Share (CAGR) — NHI vs Peer Avg



Peer Average Source: Wells Fargo Securities; based on mid-point of 2016 guidance and reported normalized FFO

Dividends — Regular Special



10-Year Total Return

NHI
315%

MSCI US REIT Index
62%

S&P 500 TR Index
96%



Dividends / Share (CAGR) — NHI vs Peer Avg



Peer Average Source: Wells Fargo Securities; based on peer company projections and dividend history

General & Administrative Cost as a % of Total Revenue



WE INVEST IN RELATIONSHIPS, NOT JUST PROPERTIES

- Focused on growing with our 32 operating partners and select new customers
- Diversified investment plan emphasizing private pay senior housing properties
- Experienced operators with proven record of quality care and value creation

Investment History*



Legend:
- Existing Relationship
- New Relationship
- 10-Year Treasury
- WACY

*Average age of properties acquired since 2009 is **12.3 years**; total portfolio average age is **22.1 years**



INVESTMENT STRUCTURE

REIT Dividends, 1%
Notes, 5%
Lease, 94%



($, in 000's)	Asset Type	Investment Type	Units	Location	Yield	Total	Funded	Remaining
Recent Investments								
Ensign Group	SNF	Lease	931	TX	8.40%[1]	$ 118,500[2]	$ (118,500)	$ —
Bickford Senior Living	SHO	Lease	277	IA, IL, NE	7.25%	89,900	(87,500)	2,400
Senior Living Communities	SHO	Lease	299	CT	6.77%	74,000	(74,000)	—
East Lake Management Group	SHO	Lease	477	CT	7.00%	66,300	(66,300)	—
Chancellor Health Care	SHO	Lease	134	OR	7.50%	36,650	(36,650)	—
Woodland Village	SHO	Lease	98	WA	7.25%	9,813	(9,813)	—
Senior Living Communities	SHO	Construction Loan	186	SC	10.00%	14,000	(10,897)	3,103
Bickford Senior Living	SHO	Construction Loan	60	IL	9.00%	14,000	(2,413)	11,587
Senior Living Management	SHO	Mortgage Notes	246	FL	8.25%	24,500	(12,556)	11,944
						$ 447,663	$ (418,629)	$ 29,034
Development Activity								
Life Care Services	EFC	Construction Loan	120	WA	8.00 %	$ 94,500	$ (94,500)	$ —
Life Care Services	EFC	Senior Note	220	WA	6.75 %	$ 60,000	$ (42,944)	$ 17,056
Bickford Senior Living	SHO	Development	300	IL, VA	9.00 %	$ 55,000	$ (49,097)	$ 5,903
Senior Living Communities	SHO	Construction Loan	N/A	Various	7.60 %	$ 15,000	$ (4,742)	$ 10,258
Various	SHO	Renovation & Construction	N/A	Various	Various	$ 16,400	$ (6,350)	$ 10,050

[1] Includes existing properties leased to Ensign. NHI basis in 15-property lease portfolio is $211 million with new annual lease payment of $17.75 million.
[2] Does not include $56 million commitment to purchase four skilled nursing facilities currently under development.

A DISCIPLINED APPROACH TO VALUE CREATION

- Low Leverage Balance Sheet
- Staggered Long-Term Debt Maturities
- Target 60/40 Equity/Debt Funding Mix



Normalized FFO (per diluted share) Dividend Payout

Adjusted EBITDA (millions)



Normalized AFFO (per diluted share)



CAPITAL STRUCTURE



Unsecured, Variable, 14%

Secured, Fixed, 11%

DEBT[1]

Unsecured, Fixed, 75%



Fixed Charge Coverage



Revolver Liquidity

■ Balance   ⬚ Available



Net Debt to Adjusted EBITDA

($, in 000's)	Amount	Rate[2]	% of Total	Maturity
Secured Debt				
Fixed Rate				
HUD Mortgage Loans	$ 45,841	4.04%	4.0%	20 years
Fannie Mae Mortgage Loans	78,084	3.79%	6.9%	9 years
Total Secured Debt	123,925			
Unsecured Debt				
Fixed Rate				
Term Loans	650,000	4.01%	57.4%	7 years
Convertible Senior Notes	200,000	3.25%	17.7%	5 years
Variable Rate				
Revolving Credit Facility	158,000	2.27%	14.0%	4 years
Total Unsecured Debt	1,008,000			
Subtotal	1,131,925	3.62%	100.0%	
Note Discounts	(6,204)			
Unamortized Loan Costs	(9,740)			
Total Debt	$ 1,115,981			

[1] excludes impact of unamortized discounts and loan costs;
[2] weighted average

BEST-IN-CLASS OPERATORS

We partner with best-in-class operators of independent living, assisted living and memory care, skilled nursing, medical office building, and specialty hospital facilities.



Stabilized Lease Portfolio EBITDARM Coverage*   Q3 '15   Q3 '16

(#) indicates the number of properties; excludes development and lease-up properties that have been in operation for less than 24 months

* based on trailing twelve months; full portfolio coverage 1.83x; SNF includes NHC coverage of 3.67x & 3.91x for the T12 periods ending Q3 '16 and Q3 '15, respectively

** SHO includes coverage of 1.20x and 1.22x for Q3 '16 & Q3 '15, respectively, for need driven properties and 1.26x and 1.33x for Q3 '16 & Q3 '15 , respectively, for discretionary properties

		Ownership	Market Focus	% of Revenue[1]
NHC NATIONAL HEALTHCARE CORPORATION	Founded in 1971, National HealthCare Corporation (NYSE: NHC) is a publicly traded operator, specializing in skilled nursing centers along with assisted and independent living facilities. NHC oversees more than 9,000 skilled nursing beds across 10 states, with properties located in the Southeastern, Northeastern, and Midwestern parts of the United States.	Public	SNF/SHO	16%
SENIORLIVING COMMUNITIES	Senior Living Communities owns and operates luxury retirement communities located in Connecticut, South Carolina, North Carolina, Florida, Georgia and Indiana.	Private	SHO	16%
HOLIDAY RETIREMENT	Holiday Retirement is one of the largest providers of independent living communities in the U.S. Founded in 1971 in Vancouver, Washington, they are a privately held company and currently operate more than 300 facilities.	Private National	SHO	15%
Bickford	Bickford Senior Living manages or operates over 50 independent living, assisted living, and memory care branches throughout the country. They are also an experienced developer, constructing over 150 communities.	Private	SHO	14%
ENSIGN GROUP	The Ensign Group (NASDAQ: ENSG), provides skilled nursing and assisted living services, physical, occupational and speech therapies, home health and hospice services, urgent care and other rehabilitative services.	Public	SNF	8%
East Lake Capital Management	Based in Frisco, Texas, East Lake Capital Management operates independent living, assisted living and memory care communities.	Public	SHO	4%
HSM	Health Services Management is a non-profit formed in 2000. The Company operates more than 20 skilled nursing and assisted living facilities located in Florida, Indiana, Tennessee, and Texas.	NFP	SNF	3%
LCS	Based in Des Moines, Iowa, and established in 1971, Life Care Services operates and develops continuing care retirement communities, stand-alone assisted living, memory care, and rental communities nationwide.	Private National	SHO	3%
SLM Senior Living Management CORPORATION	Senior Living Management Corporation is based in Coconut Creek, Florida and operates assisted living, memory care and skilled nursing facilities in Florida, Georgia and Louisiana.	Private	SHO	3%
BROOKDALE — SENIOR LIVING SOLUTIONS —	Brookdale Senior Living (NYSE: BKD), the largest provider of assisted living and memory care in the United States, operates more than 700 senior housing communities.	Public	SHO	2%

[1]Based on annualized cash revenue of $237,020,000 for contracts in place at December 31, 2016



















LEADERSHIP

INVESTING IN RELATIONSHIPS

Eric Mendelsohn
President & CEO

Creating shareholder value through selective growth

Kristin S. Gaines
Chief Credit Officer

Roger R. Hopkins
Chief Accounting Officer

Kevin Pascoe
EVP, Investments

John Spaid
EVP, Finance

Colleen Sullivan
Director, Investor Relations

Jerry Taylor
Director, Business Development

Ron Reel
Controller

Analyst Coverage

Juan Sanabria | Bank of America Merrill Lynch   John Kim | BMO Capital Markets   John Roberts | J.J.B. Hilliard W.L. Lyons   Peter Martin | JMP Securities   Jordan Sadler | Key Banc Capital Markets   Rich Anderson | Mizuho Securities   Chad Vanacore | Stifel, Nicolaus & Company   Todd Stender | Wells Fargo   Joe France | Cantor Fitzgerald   Dana Hambly | Stephens Inc.

Investor Relations

National Health Investors, Inc. | 222 Robert Rose Drive | Murfreesboro, Tennessee 37129 | 615.890.9100
csullivan@nhireit.com | www.nhireit.com

NHI LISTED NYSE

BALANCE SHEETS
(in thousands, except per share amounts)

		December 31, 2016		December 31, 2015
Assets				
Real estate properties				
Land	$	172,003	$	137,532
Buildings and improvements		2,285,122		1,945,323
Construction in progress		15,729		13,011
		2,472,854		2,095,866
Less accumulated depreciation		(313,080)		(259,059)
Real estate properties, net		2,159,774		1,836,807
Mortgage and other notes receivable, net		133,493		133,714
Cash and cash equivalents		4,832		13,286
Marketable securities		11,745		72,744
Straight-line rent receivable		72,518		59,777
Equity-method investment and other assets		21,271		15,544
Assets held for sale, net		—		1,346
Total Assets	$	2,403,633	$	2,133,218
Liabilities and Stockholders' Equity				
Debt	$	1,115,981	$	914,443
Accounts payable and accrued expenses		20,053		20,147
Dividends payable		35,863		32,637
Lease deposit liabilities		21,275		21,275
Deferred income		871		2,256
Total Liabilities		1,194,043		990,758
Commitments and Contingencies				
National Health Investors Stockholders' Equity:				
Common stock, $.01 par value; 60,000,000 shares authorized;				
39,847,860 and 38,396,727 shares issued and outstanding, respectively		398		384
Capital in excess of par value		1,173,588		1,085,136
Cumulative net income in excess of dividends		29,873		19,862
Accumulated other comprehensive income		5,731		27,910
Total National Health Investors Stockholders' Equity		1,209,590		1,133,292
Noncontrolling interest		—		9,168
Total Equity		1,209,590		1,142,460
Total Liabilities and Equity	$	2,403,633	$	2,133,218

STATEMENTS OF INCOME

(in thousands, except share and per share amounts)

Quarter Ended December 31,		2016		2015
Revenues				
Rental income	$	61,019	$	54,824
Interest income from mortgage and other notes		3,590		2,829
Investment income and other		418		1,050
		65,027		58,703
Expenses				
Depreciation		15,897		13,660
Interest, including amortization of debt discount and issuance costs		11,364		10,158
Legal		16		169
Franchise, excise and other taxes		183		327
General and administrative		2,554		2,469
		30,014		26,783
Income before equity-method investee, TRS tax benefit, investment and other gains and noncontrolling interest		35,013		31,920
Loss from equity-method investee		—		(1,002)
Expense benefit of taxable REIT subsidiary		—		401
Investment and other gains		6,175		23,468
Net income		41,188		54,787
Less: net income attributable to noncontrolling interest		—		(390)
Net income attributable to common stockholders	$	41,188	$	54,397
Weighted average common shares outstanding:				
Basic		39,847,860		37,727,868
Diluted		39,993,445		37,741,162
Earnings per common share:				
Net income attributable to common stockholders - basic	$	1.03	$	1.44
Net income attributable to common stockholders - diluted	$	1.03	$	1.44

FFO, AFFO & FAD

(in thousands, except share and per share amounts)

Quarter Ended December 31,		2016		2015
Net income attributable to common stockholders	$	41,188	$	54,397
Elimination of certain non-cash items in net income:				
Depreciation		15,897		13,660
Depreciation related to noncontrolling interest		—		(301)
Funds from operations		57,085		67,756
Gain on sale of marketable securities		(6,175)		(23,468)
Recognition of unamortized mortgage note discount		(288)		—
Normalized FFO		50,622		44,288
Straight-line lease revenue, net		(5,615)		(6,131)
Straight-line lease revenue, net, related to noncontrolling interest		—		5
Amortization of original issue discount		291		279
Amortization of debt issuance costs		611		589
Amortization of debt issuance costs related to noncontrolling interest		—		(9)
Normalized AFFO		45,909		39,021
Non-cash share-based compensation		251		204
Normalized FAD	$	46,160	$	39,225

BASIC				
Weighted average common shares outstanding		39,847,860		37,727,868
FFO per common share	$	1.43	$	1.80
Normalized FFO per common share	$	1.27	$	1.17
Normalized AFFO per common share	$	1.15	$	1.03

DILUTED				
Weighted average common shares outstanding		39,993,445		37,741,162
FFO per common share	$	1.43	$	1.80
Normalized FFO per common share	$	1.27	$	1.17
Normalized AFFO per common share	$	1.15	$	1.03

PAYOUT RATIOS				
Regular dividends per common share	$	.90	$	.85
Normalized FFO payout ratio per diluted common share		70.9%		72.6%
Normalized AFFO payout ratio per diluted common share		78.3%		82.5%

PORTFOLIO SUMMARY

(\$ in thousands)

	Properties	Units/Sq. Ft*	YTD GAAP Revenue	YTD Straight Line	YTD Cash Revenue	Annualizing Adjustment	Annualized Cash Revenue
Leases							
Senior Housing - Need Driven							
Assisted Living	76	3,689	$ 52,669	$ 2,919	$ 49,750	$ 3,230	$ 52,980
Senior Living Campus	10	1,323	14,325	1,345	12,980	483	13,463
Total Senior Housing - Need Driven	86	5,012	66,994	4,264	62,730	3,713	66,443
Senior Housing - Discretionary							
Independent Living	29	3,212	45,949	9,105	36,844	61	36,905
Entrance-Fee Communities	10	2,363	42,529	7,830	34,699	5,287	39,986
Total Senior Housing - Discretionary	39	5,575	88,478	16,935	71,543	5,348	76,891
Total Senior Housing	125	10,587	155,472	21,199	134,273	9,061	143,334
Medical Facilities							
Skilled Nursing	67	8,687	67,080	641	66,439	3,641	70,080
Hospitals	3	181	7,692	308	7,384	—	7,384
Medical Office Buildings	2	88,517*	1,001	(33)	1,034	—	1,034
Total Medical Facilities	72		75,773	916	74,857	3,641	78,498
Total Continuing Leases	197		231,245	22,115	209,130	12,702	221,832
Current Year Disposals			1,148	83	1,065	(1,065)	—
Total Lease Revenue			232,393	22,198	210,195	11,637	221,832
Mortgages and Other Notes Receivable							
Senior Housing - Need Driven	3	222	796		796	563	1,359
Senior Housing - Discretionary	1	400	7,976		7,976	—	7,976
Medical Facilities	4	270	742		742	—	742
Other Notes Receivable	—	—	3,313		3,313	101	3,414
Total Continuing Mortgage and Other notes	8	892	12,827		12,827	664	13,491
Current Year Disposals			678		678	(678)	—
Total Mortgage and Other Notes			13,505		13,505	(14)	13,491
Investment and Other Income			2,602		2,602	(905)	1,697
Total Revenue			$ 248,500	$ 22,198	$ 226,302	$ 10,718	$ 237,020

PORTFOLIO INFORMATION

Tenant Purchase Options

Asset Type	Number of Facilities	Lease Expiration	1st Option Open Year	Current Cash Rent	% of Total[1]
MOB	1	February 2018	Open	$ 704,000	0.3%
HOSP	1	September 2027	2018	2,248,000	1.0%
SHO	8	December 2024	2020	3,984,000	1.8%
HOSP	1	March 2025	2020	1,778,000	0.8%
SHO	3	June 2025	2020	4,775,000	2.2%
SHO	2	May 2031	2021	4,004,000	1.8%
HOSP	1	June 2022	2022	3,358,000	1.5%
Various	8	-	Thereafter	4,016,000	1.8%
					11.2%

[1]Based on annualized cash revenue of $237,020,000 for contracts in place at December 31, 2016

Lease Maturities (annualized cash rent; $ in thousands)



	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	Thereafter
# of properties:	9	16	10	6	2	17	2	8	9	-	118

RECONCILIATIONS

Adjusted EBITDA Reconciliation	Three Months Ended		Year Ended	
	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015
Net Income	$ 41,188	$ 54,786	$ 152,716	$ 150,314
Interest expense at contractual rates	10,551	9,350	40,143	34,573
Franchise, excise, and other taxes	183	327	1,009	985
Income tax benefit (expense) of taxable REIT subsidiary	—	(401)	749	(707)
Depreciation in continuing and discontinued opperations	15,897	13,660	59,565	53,163
Amortization of debt issuance costs and bond discount	901	869	3,514	3,413
Net gain on sales of real estate	—	—	(4,582)	(1,126)
Gain on sale of marketable securities	(6,175)	(23,468)	(29,673)	(23,529)
Gain on sale of equity-method investee	—	—	(1,657)	—
Non-cash write off of straight-line rent receivable	—	—	9,456	—
Write-off of lease intangible	—	—	6,400	—
Revenue recognized due to early lease termination	—	—	(303)	—
Recognition of unamortized mortgage note discount	(288)	—	(288)	—
Recovery of previous write-down	—	—	—	(491)
Adjusted EBITDA	$ 62,257	$ 55,123	$ 237,049	$ 216,595

Net Debt to Adjusted EBITDA

Consolidated Total Debt	$ 1,115,981
Less cash and cash equivalents	(4,832)
Consolidated Net Debt	$ 1,111,149
Adjusted EBITDA	$ 237,049
Annualized impact of recent investments	17,057
	$ 254,106
Consolidated Net Debt to Adjusted EBITDA	4.4x

DEFINITIONS

Annualized Revenues
The term Annualized Revenue refers to the amount of revenue that our portfolio would generate if all leases and mortgages were in effect for the twelve-month calendar year, regardless of the commencement date, maturity date, or renewals. Therefore, annualized revenue is used for financial analysis purposes, and is not indicative of actual or expected results.

Adjusted EBITDA & EBITDARM
We consider Adjusted EBITDA to be an important supplemental measure because it provides information which we use to evaluate our performance and serves as an indication of our ability to service debt. We define Adjusted EBITDA as consolidated earnings before interest, taxes, depreciation and amortization, including amounts in discontinued operations, excluding real estate asset impairments and gains on dispositions and certain items which, due to their infrequent or unpredictable nature, may create some difficulty in comparing Adjusted EBITDA for the current period to similar prior periods, and may include, but are not limited to, impairment of non-real estate assets, gains and losses attributable to the acquisition and disposition of assets and liabilities, and recoveries of previous write-downs. Since others may not use our definition of Adjusted EBITDA, caution should be exercised when comparing our Adjusted EBITDA to that of other companies.

EBITDARM is earnings before interest, taxes, depreciation, amortization, rent and management fees.

CAGR
The acronym CAGR refers to the Compound Annual Growth Rate. The compound annual growth rate represents the year-over-year growth rate over a specified time period.

Normalized FFO, AFFO & FAD
These operating performance measures may not be comparable to similarly titled measures used by other REITs. Consequently, our FFO, normalized FFO, normalized AFFO & normalized FAD may not provide a meaningful measure of our performance as compared to that of other REITs. Since other REITs may not use our definition of these operating performance measures, caution should be exercised when comparing our Company's FFO, normalized FFO, normalized AFFO & normalized FAD to that of other REITs. These financial performance measures do not represent cash generated from operating activities in accordance with generally accepted accounting principles ("GAAP") (these measures do not include changes in operating assets and liabilities) and therefore should not be considered an alternative to net earnings as an indication of operating performance, or to net cash flow from operating activities as determined by GAAP as a measure of liquidity, and are not necessarily indicative of cash available to fund cash needs.

FFO, as defined by the National Association of Real Estate Investment Trusts ("NAREIT") and applied by us, is net income (computed in accordance with GAAP), excluding gains (or losses) from sales of real estate property, plus real estate depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures, if any. The Company's computation of FFO may not be comparable to FFO reported by other REITs that do not define the term in accordance with the current NAREIT definition or have a different interpretation of the current NAREIT definition from that of the Company; therefore, caution should be exercised when comparing our Company's FFO to that of other REITs. Diluted FFO assumes the exercise of stock options and other potentially dilutive securities. Normalized FFO excludes from FFO certain items which, due to their infrequent or unpredictable nature, may create some difficulty in comparing FFO for the current period to similar prior periods, and may include, but are not limited to, impairment of non-real estate assets, gains and losses attributable to the acquisition and disposition of assets and liabilities, and recoveries of previous write-downs.

We believe that FFO and normalized FFO are important supplemental measures of operating performance for a REIT. Because the historical cost accounting convention used for real estate assets requires depreciation (except on land), such accounting presentation implies that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen and fallen with market conditions, presentations of operating results for a REIT that uses historical cost accounting for depreciation could be less informative, and should be supplemented with a measure such as FFO. The term FFO was designed by the REIT industry to address this issue.

We believe that normalized AFFO is an important supplemental measure of operating performance for a REIT. GAAP requires a lessor to recognize contractual lease payments into income on a straight-line basis over the expected term of the lease.

This straight-line adjustment has the effect of reporting lease income that is significantly more or less than the contractual cash flows received pursuant to the terms of the lease agreement. GAAP also requires the original issue discount of our convertible senior notes and debt issuance costs to be amortized as a non-cash adjustment to earnings. Normalized AFFO is useful to our investors as it reflects the growth inherent in our contractual lease payments without the distortion caused by non-cash amortization.

We believe that normalized FAD is an important supplemental measure of operating performance for a REIT, also providing a useful indicator of the ability to distribute dividends to shareholders. Additionally, normalized FAD improves the understanding of our operating results among investors and makes comparisons with: (i) expected results, (ii) results of previous periods and (iii) results among REITs, more meaningful. Because FAD may function as a liquidity measure, we do not present FAD on a per-share basis.

Facility Types
SHO - Senior housing
EFC - Entrance Fee Community
SNF -Skilled nursing facility
HOSP - Hospital
MOB - Medical office building

Fixed Charges
The term Fixed Charges refers to interest expense and debt principal.

Peer Average
The peer average calculations provided by Wells Fargo Securities include the following diversified healthcare REITs:

Ventas, Inc.
HCP, Inc.
LTC Properties, Inc.
Welltower, Inc.
Sabra Health Care REIT, Inc.

Stabilized Lease
A newly acquired triple-net lease property is generally considered stabilized upon lease -up (typically when senior-care residents occupy at least 85% of the total number of certified units over at least a 12 month period) Newly completed developments, including redevelopments, are considered stabilized upon lease-up, as described above.

Total Return
The term Total Return refers to the total return an investor would have realized on an annual basis over a certain period assuming that all dividends are reinvested on the dividend payment date.

RIDEA
Our joint ventures are designed to be compliant with the provisions of the REIT Diversification and Empowerment Act of 2007, or RIDEA.

WACY
The acronym WACY refers to Weighted Average Cash Yield, which is the anticipated rate of return upon initial investment excluding the impact of any discounts received or premiums paid.



Q4 2016 SUPPLEMENTAL